

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 21, 2015

Mr. Christopher W. Jensen
Interim Chief Financial Officer
Celanese Corporation
222 West Las Colinas Boulevard, Suite 900N
Irving, Texas 75039

>   **Re: Celanese Corporation**
>   **Form 10-K for the Year Ended December 31, 2014**
>   **Filed February 6, 2015**
>   **Response dated April 10, 2015**
>   **File No. 1-32410**

Dear Mr. Jensen:

We have reviewed your response letter dated April 10, 2015 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2014

Financial Statements
Notes to the Financial Statements
Note 5. Variable Interest Entities, page 78

1. We note your response to comment 1 in our letter dated March 30, 2015. Please help us better understand how you determined the appropriate accounting for the joint venture, Fairway Methanol LLC, that you formed with Mitsui & Co., Ltd. by addressing the below items. Please also provide us with the underlying contracts related to the formation of this joint venture and cross reference to the specific sections of the contract that materially impacted your analysis when addressing these items:
    *   Please tell us what consideration you gave to the scope exception provided in ASC 810-10-15-17(d) in determining that you should use the variable interest entity guidance to account for this joint venture;

- Please tell us how you determined this entity was a variable interest entity pursuant to ASC 810-10-15-14. Your explanation should address the specific condition that was met and the facts and circumstances that led you to determine that this condition was met; and
- You determined that construction, operation, and maintenance of the methanol unit as well as procurement, investment, and business diversification represent the significant economic activities of Fairway Methanol LLC. It is not clear how your role as the operator of the methanol unit and landlord provide you with the power to direct all of these significant activities. Please advise. Refer to ASC 810-10-25-38.

2. Please help us better understand the expected impact of the Fairway Methanol LLC joint venture on your financial statements. You anticipate that this entity will earn approximately $12 million per year, of which half will be attributable to Mitsui & Co., Ltd. Please also tell us the total annual revenues and gross profit that you anticipate will be generated by this entity. Please specify the portions of these amounts that will be attributable to sales made by the joint venture to you.

3. The total shared capital and expense investment in the facility related to the Fairway Methanol LLC joint venture is estimated to be in the range of $875 million to $900 million. Your portion of the investment is estimated to be in the range of $350 million to $375 million, excluding the $100 million of previously invested assets at your Clear Lake facility. Please clarify whether the range of $875 million to $900 million includes the $100 million of previously invested assets as well as whether you or Mitsui & Co. Ltd. anticipate providing more than half of the total investment in this entity.

You may contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or Al Pavot, Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 or Erin Jaskot at (202) 551-3442, Staff Attorney, with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief